Exhibit 7

Grown Rogue Reports Positive Adjusted EBITDA and Second Consecutive Quarter of Positive Cash Flow

Medford, Oregon, June 30, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, has released its financial and operating results for the three and six months ended April 30, 2020. The Company’s business strategy focusing on supply chain efficiencies and higher margin branded product sales continues to pay dividends as Grown Rogue has achieved positive Adjusted EBITDA1 for the first time while also posting a second consecutive quarter of positive operating cash flow. Production in Q2 2020 at Grown Rogue’s indoor facility increased by 71% versus Q2 2019 and was also up 14% vs Q1 2020. Golden Harvests, LLC’s (“Golden Harvests”) production in Michigan is also steadily increasing with the continued expansion of its 80,000 sq. ft. facility in Bay City. Grown Rogue’s majority owned subsidiary GR Michigan, LLC holds an option to acquire a 60% controlling interest in Golden Harvests, pending Municipal and State regulatory approval.

All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Q2 2020 Highlights

●	First quarter of positive Adjusted EBITDA of $47k and positive Adjusted EBITDA year-to-date (YTD) of $42k.[1] Adjusted EBITDA increased $1M in Q2 2020 versus Q2 2019 ($969k)

●	Generated $120k in positive cash flow from operations, continuing the trend of self-sufficiency established in Q1 2020 and increasing the YTD total to $271k

●	Q2 Cash Gross Margin[2] was 53%, and 57% YTD, continuing the strong trend established in Q1

●	Rapidly monetized inventory despite restrictions placed on retailers due to COVID-19, achieving average inventory turns of 8 days in Q2 2020 for Oregon indoor production

●	Reported a cash cost per gram produced of $0.83[2] for Oregon high quality indoor production

●	Total reported revenue was $1.2m, including $1.1m of Grown Rogue branded product; a 40% increase versus Q2 2019. Proforma revenue[3] including pending mergers and acquisitions was $1.5m

●	Grown Rogue’s majority owned subsidiary announced an option to acquire a controlling interest in a fully licensed and operational company in Michigan, signed a management services agreement and completed a $600k debt financing

●	Closed first tranche of CDN$500k financing with Cannabis Growth Opportunity Corp (“CGOC”)

“The continued work and commitment of our team focusing on disciplined growth and profitability has resulted in our best quarter as a public company as indicated by our positive Adjusted EBITDA and cash flow,” said Obie Strickler, CEO of Grown Rogue. “Grown Rogue continues to benefit from efficiency improvements in Oregon operations that have been combined with our ‘fewer, better’ account focus that is driving rapid inventory sales and a steady increase in pricing.”

Q2 2020 Highlights by State

Oregon Operations

●	Completed construction of a 7th growing room, bringing our state-of-the-art indoor facility closer to full capacity

●	Increased revenue of branded products in Oregon, excluding third party distribution, 40% versus Q2 2019

●	Sold 551 lbs. of branded indoor flower, at an average price of $1,082/lb., versus 335 lbs. in Q2 2019 and 484 lbs. in Q1 2020

●	Sold 705 lbs. of branded sungrown flower at an average price of $700/lb. which was a 5% increase from $664/lb. in Q1 2020 and also almost double 2019 sungrown pricing

●	Indoor inventory turn times were 8 days on average versus 12 days for Q1 2020 and 22 days for Q4 2019

●	Product line remained focused on low cost and higher margin branded flower thus the majority of 3rd party product distribution, which represented nearly 60% of revenue in Q2 2019, was eliminated

Michigan Operations (Golden Harvests)

●	Golden Harvests operates an 80,000 sq. ft. indoor cultivation facility, with ~10,000 sq. ft. currently producing. Grown Rogue funded $250k of initial facility improvements during the quarter, increasing flowering capacity by nearly 30% and increasing product quality

●	Production in Michigan was 176 pounds which represents 60% of 2019 full year production in a single quarter

●	Michigan proforma revenues[3] were $282k; of which $238k was from flower sales at an average price of $3,050/lb

●	Currently working toward the State of Michigan licensing approval required to exercise purchase option to acquire controlling interest

Subsequent Events to Q2 2020

●	Grown Rogue completed the final tranche of CDN$1m from CGOC

●	Grown Rogue successfully sold its California asset for $115k, netting $85k after liabilities

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(in $000s except per share amounts)	Three Months
Three Months Ended April 30	2020	2019
Revenue	1,173	1,855
Gross Profit, excluding fair value items	353	376
Adjusted EBITDA[1]	47	(969)
Cash flow from operating activities	121	(82)
Net loss per share	(0.01)	(0.02)
Weighted Common Shares Outstanding (000s)	91,140	71,891

Grown Rogue revenue declined from $1.9m to $1.2m for the second fiscal quarter of 2020 compared to 2019 due to a reduction of low-margin 3rd party distribution sales from $1.1m to $0.1m. This reduction was planned and anticipated and helped drive operational focus and efficiencies for the business.

Fiscal 2020 YTD gross profit, excluding fair value items was $0.9m, or 41% of revenues, an improvement from $0.8m, or 28% of revenues, for the same period last year. The increase came despite the elimination of 3rd party distribution sales and despite a larger allocation of overhead to cost of goods sold to better conform with IFRS standards. The Company anticipates additional allocations of overhead costs to cost of goods sold in the future as part of its tax planning strategy. For this reason, future press releases will highlight cash gross margin2 and cash cost to produce dried cannabis2. These metrics, combined with Adjusted EBITDA1, will remove the effect of these allocations and will provide a stable benchmark of the Company against its competitors.

General and administrative expenses declined YTD from $1.3m to $0.6m, representing 55% of revenue versus 86%. These improvements were the result of streamlined operations along with a larger allocation of overhead to inventory as noted above.

The Company earned $0.3m cash flow from operations YTD, driven by the operational improvements noted above and aided by an increase in volume and average sale price for its indoor and sungrown flower.

Management anticipates that revenues and cash flows will be seasonally lower in the third and fourth fiscal quarters due to the complete sell through of the Company’s 2019 sungrown harvest which will occur early in the third quarter.

NOTES:

1.	The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.	The Company has provided Gross Margin Reconciliation to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.	The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Adjusted EBITDA Reconciliation [1]	Three months ended
	April 30, 2020	April 30, 2019
	$	$
Net loss, as reported	(1,206,828)	(1,648,446)
Add back realized fair value amounts included in inventory sold	212,699	428,019
Less unrealized fair value gain (loss) on growth of biological assets	47,055	(35,092)
Less amortization of property and equipment included in cost of sales	191,094	-
	(755,980)	(1,255,519)

Add back accretion expense, as reported	71,330	12,886
Add back amortization of intangible assets, as reported	6,981	8,821
Add back amortization of property and equipment, as reported	5,132	163,801
Add back amortization of right-of-use assets	21,097	-
Add back stock-based compensation expense, as reported	-	112,080
Add back interest expense (recovery), as reported	71,078	(10,772)
Add back transaction costs	-	-
Add back unrealized loss on marketable securities, as reported	627,287	-
Less gain on derecognition of derivative liability, as reported	-	-
Adjusted EBITDA	46,925	(968,703)

Gross Margin Reconciliation [2]	Three months ended			Six months ended
	April 30, 2020			April 30, 2020
	Costs $	Revenue $	Margin	Costs $	Revenue $	Margin
Cash production costs of Grown Rogue products	506,766	1,087,180	53%	934,234	2,153,448	57%
Cost of third-party products	84,482	85,432	1%	115,522	125,460	8%
Asset depreciation included in COGS	191,094	-	N/A	236,491	-	N/A
Cost of packaging included in COGS	37,478	-	N/A	55,253	-	N/A
Costs of finished cannabis inventory sold	819,820	1,172,612	30%	1,341,500	2,278,908	41%
IFRS Fair Value (Gains) & Losses	259,724	-	N/A	190,795	-	N/A
Total IFRS Cost of Goods Sold	1,079,544	1,172,612	8%	1,532,295	2,278,908	33%

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100